News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
Titan Trading Announces License

          VANCOUVER, Dec. 24 /CNW/ - Titan Trading Analytics Inc. (TTA:TSX-VEN; TITAF: OTC-BB) is pleased to announce that Cignal Technologies, LLC has granted a license to Viking Trading Partners, LLC to use trading software in which Titan holds an exclusive use license and a revenue interest. Under the arrangement, Titan will receive 62.5% of Cignal's licensing fee revenues earned from its licensing agreement with Viking, with retroactive effect from November 4, 2003 and expiring February 29, 2004 subject to renewal at that time.

          Privately-held Boca Raton, FL based Viking is a proprietary trader and will utilize the trading software to trade for its own account with minimum committed buying power of US$1 million and maximum buying power of US$5 million during the initial term of the license agreement.

          Viking will use the trading software to trade stocks, stock options and currency futures on timescales from several hours to several weeks. In addition to trading the straight signals provided by Titan's automated trading software, Viking will create stock and stock option positions, such as back spreads, out of these signals.

On behalf of the Board
"Dr. Ken Powell"
Chairman and President

          THE TSX VENTURE EXCHANGE HAS IN NO WAY PASSED UPON THE MERITS OF THE CONTENTS AND HAS NEITHER APPROVED NOR DISAPPROVED OF THE CONTENT OF THIS RELEASE. THE COMPANY RELIES ON LITIGATION PROTECTION FOR FORWARD-LOOKING STATEMENTS

%SEDAR: 00003162E

          /For further information: please contact Jim Porter, Chief Financial Officer and Director at (604) 681-6638 or jporter(at)titantrading.com; Also see http://www.titantrading.com/
           (TTA. TITAF)

CO: Titan Trading Analytics Inc.

CNW 12:15e 24-DEC-03